UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION
13A-16
OR
15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2023
Commission File Number:
001-40865

Wallbox N.V.
(Translation of registrant’s name into English)

Carrer del Foc, 68
Barcelona, Spain 08038
Tel: +34 930 181 668
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐

EXPLANATORY NOTE
Attached to this Report on Form
6-K
as Exhibits 99.1 and 99.2, respectively, are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated interim financial statements of Wallbox N.V. as of and for the six months ended June 30, 2023.
INCORPORATION BY REFERENCE
The information included in this Report on Form
6-K,
including Exhibit 99.1 and Exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form
S-8
(File
No. 333-263795)
and Registration Statements on Form
F-3
(Files
No. 333-268347,
333-268792,
333-271116
and
333-273323)
and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2023

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

104	Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this
report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: September 28, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer